Pagelof1

INSIDER REPORT

(See instructions on the back of this report)

12g- 82-3263



02002990

Where free… the provinci… the disclosu… be made av… information … *…ection where this form is filed:* The personal information requested on this form is collected under the authority of and used for the purpose of administering …ons Act, *Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies …y Act protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will …ved in personal information bank number IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal …partment at (604-899-6548), or write the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LIMA EXPLORATION INCORPORATED

BOX 2. INSIDER DATA

SUPPL

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED — DAY 14 MONTH 01 YEAR 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER — DAY MONTH YEAR

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

PROCESSED FEB 14 2002 THOMSON FINANCIAL

FAMILY NAME OR CORPORATE NAME: GROSSO

GIVEN NAMES: JOE NICOLA

NO. 3860 STREET MOSCROP STREET APT

CITY: BURNABY

PROV. BC POSTAL CODE V5G 2C9

BUSINESS TELEPHONE NUMBER: 604 - 687 - 1828

BUSINESS FAX NUMBER: 604 - 687 - 1858

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☒ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☐ UNITED STATES
  - ☐ NASDAQ
  - ☒ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS — DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	300000									300000	0	
WARRANTS	120000									120000	0	
WARRANTS	172400									172400	1	OXBOW INT'L MKTG
COMMON	220724									220724	1	SEE REMARKS
COMMON	256191	28	01	02	10		5000	.50		251191	0	

02 FEB -8 …

BOX 6. REMARKS

Of the 220724 Indirect Common: Oxbow - 176048
Threadco - 9612
Joevelyn - 27564
Beauregard - 7500
50% OWNERSHIP OF ALL CO'S.

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOE GROSSO

SIGNATURE: [signature]

DATE OF THE REPORT — DAY 07 MONTH 02 YEAR 02

FIN 2036 Rev. 98/3/9

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE